SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                              RULE 13a-16 OR 15d-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2001




                             World Heart Corporation

                                 1 Laser Street
                                 Ottawa, Ontario
                                     K2E 7V1












     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X      Form 40-F
                                        ---               ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X
                                          ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.



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                                  NEWS RELEASE
For immediate release                       Attn: Business Editors

                   WORLD HEART CORPORATION RECEIVES INVESTMENT
                       FROM TECHNOLOGY PARTNERSHIPS CANADA

OTTAWA - November 2, 2001: (NASDAQ:WHRT, TSE:WHT) World Heart Corporation (WorldHeart) today announced approval of a $9.98 million repayable investment from Technology Partnerships Canada (TPC) in support of prototype development and clinical trials of WorldHeart's HeartSaverVAD(TM). The left ventricular assist device is currently in the final stages of pre-clinical trials, and is scheduled to commence clinical trials during the first half of 2002.

TPC will also consider equivalent investment with WorldHeart in the next generation HeartSaverVAD(TM) II and HeartSaverVAD(TM) III.

"This project will enable countless numbers of people with congestive heart failure to enjoy longer - and better - lives," said Brian Tobin, Minister of Industry. "Importantly, it is also the kind of innovative development that fuels productivity and economic growth in Canada." David Pratt, Member of Parliament for Nepean-Carleton, added: "This is a great day for the Ottawa area. It clearly shows how government investments like this can make a real difference."

Dr. Tofy Mussivand, Chairman and Chief Scientific Officer of WorldHeart thanked the government of Canada for its support: "This investment by Industry Canada will contribute to the development of WorldHeart as a global leader in the exciting field of heart assist technology."

"Our Novacor(R) LVAS has a strong record of reliability for years of support of heart failure patients and is used by more than 90 clinics in North America and around the world," said Mussivand. "Heart assist as destination therapy is rapidly gaining acceptance, extending and improving the quality of life for heart failure patients. Our record of reliability will be important in expanding the participation of WorldHeart in this market."

"HeartSaverVAD(TM) is expected to be the world's only chest implantable pulsatile ventricular assist device, requiring no openings in the body and remotely powered, monitored and controlled," Dr. Mussivand explained. "Clinical trials of HeartSaverVAD(TM) in major markets around the world are required to allow this next generation pulsatile technology to be available as a permanent assist for patients with heart failure, building upon the experience and reputation of Novacor(R) LVAS."

About World Heart Corporation
World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) Left Ventricular Assist System (LVAS) is already well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Of the almost 1300 Novacor(R) LVAS recipients worldwide: a total of 258 recipients have been on their device for more than 6 months, 95 recipients for over one year; 21 recipients for over two years; 7 recipients for over three years; and 2 for more than 4 years, a record unmatched by any other heart assist device.

The US Food and Drug Administration (FDA) recently approved an additional 15 subjects for the feasibility phase of WorldHeart's INTrEPID destination-therapy study for the Novacor(R) LVAS.

The multi-center INTrEPID Trial (Investigation of Non Transplant Eligible Patients who are Inotrope Dependent) compares survival rates and quality of life between end-stage heart failure patients who receive WorldHeart's Novacor(R) LVAS (left ventricular assist system) and those supported by the best available pharmacological therapies.

The approval now permits a total enrollment in the feasibility study of 40 subjects in 10 centers. Target enrollment for the substantive study is 110 subjects (55 LVAS and 55 control) at 20 study sites. WorldHeart filed a request with Health Canada in October for commencement of the INTrEPID Trial in Canada.

The next generation HeartSaverVAD(TM) is scheduled to begin clinical trials in the first half of 2002.

About Technology Partnerships Canada (TPC)
TPC is a technology investment fund established in 1996 to contribute to the achievement of Canada's objectives of increasing economic growth, creating jobs and wealth, and supporting sustainable development. TPC supports and advances Government of Canada objectives by investing strategically in research, development and innovation in order to encourage private sector investment, and so maintain and grow the technology base and technological capabilities of Canadian Industry. TPC also encourages the development of small and medium-sized enterprises (SMEs) in all regions of Canada.

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Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars

For further information, contact:
World Heart Corporation
Rod Bryden, President and CEO
(613) 226-4278
and,

Media
Michelle Banning, Manager Corporate Communications
(613) 226-4278 x 2995
Email: michelle.Banning@worldheart.com

Industry Canada
Heidi Bonnell ,Director of Communications
Office of the Minister of Industry
(613) 995-9001

TPC
Maureen Lofthouse
Director, Enabling Technologies
(613) 954-2937



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              World Heart Corporation


Date: November 2, 2001                    By: /s/ Ian Malone
                                             -----------------------------------
                                              Name:   Ian Malone
                                              Title:  Vice President Finance and
                                                      Chief Financial Officer